

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Via U.S. Mail and Facsimile (909) 839-5119

Hazel Chu
Chief Executive Officer
Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue
Walnut, CA 91789

> **Re: Mizati Luxury Alloy Wheels, Inc.**
> **Amendment No. 2 to the Registration Statement on Form 10**
> **Filed July 22, 2010**
> **File No. 000-53509**

Dear Ms. Chu:

We have reviewed your response to our letter dated July 2, 2010 and have the following additional comments.

General

1. Please file on EDGAR a marked version of your document for all future amendments. Refer to Securities Act Rule 472 and Item 310 of Regulation S-T.

2. Please revise your cover page to include your file number.

3. Please revise your document to include an explanatory note after the cover page of your filing regarding your restatement related to intangible assets. Your document should also include a revised explanatory note in the Opinion, as well as the revised restatement footnote explaining any changes you have included in your financial statements.

4. Please revise your description of the facts and circumstances surrounding the write down of intangible assets for the year ended December 31, 2008 to indicate, if true, that due to economic circumstances you determined the intangible assets written off to have no value at December 31, 2008.

(b) Business of the Issuer, page 3

5. Please revise to include your revenues, net loss, and accumulated deficit for the most recent interim period.

Distribution, page 5

6. We note your revised disclosure that you currently have 300 distributors, a decrease from 650 as of your previous filing. Please revise here and in your MD&A section to disclose the reasons for this decrease and discuss the impact this will have on your business going forward.

Trademark/Brand Recognition, page 5

7. We note your response to our prior comment 10 and reissue in part. Please reconcile the new disclosure with the third and fourth sentences in this paragraph. Specifically, please clarify whether the 2010 marketing plan which is being postponed is the same as the 2009 marketing plan.

Liquidity and Capital Resources, page 10

8. File the amended agreement with East West Bank as an exhibit to your next amendment.

9. In addition, please confirm that all material agreements and material amendments to those agreements have been filed as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

10. Please revise to clarify whether you are current in your repayment obligation as of the most recent practicable date. Also, clarify whether the extension you reference on page 11 is a new extension in addition to the February 17, 2010 extension.

11. Please revise to clarify whether your CEO is guaranteeing your obligation under the legal settlement and if so, please file the agreement as an exhibit.

(d) Equity Compensation Plan Information, page 18

12. Please revise this table to reflect the July 12, 2010 stock split or advise.

Financial Statements – March 31, 2010

Note 6, Inventories, page F-11

13. We note the revisions you have recorded in response to our prior comment 19. To facilitate our understanding of your restatement, please quantify and explain the significant activity in your inventory and inventory reserve accounts between December 31, 2009 and March 31, 2010. Specifically, if you utilized the inventory reserve balance as of the close of the fiscal year to reduce inventory to a new cost basis for subsequent accounting purposes, please explain why the reserve balance appears to remain unchanged at March 31, 2010. We may have further comments upon review of your response.

<u>Item 15 Exhibits, page 22</u>

14. Your exhibit index is missing several previously filed exhibits. Please revise
     accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Amy M. Geddes at (202) 551-3304 or Margery Reich at (202) 551-
3347 if you have questions regarding comments on the financial statements and related matters.
Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other
questions.

Regards,

Max A. Webb
Assistant Director